Special Meeting (the "Meeting") of Shareholders
The Special Meeting of the shareholders of PIC
Investment Trust (the "Trust") was held on
October 27, 2000 at 10:00 a.m. local time at The offices of Provident Investment Counsel, 300
North Lake Avenue, Pasadena, California 91101, for the following purposes:


  1. To approve a new management agreement between the Portfolio in which the Fund invests and Provident
Investment Counsel, Inc. ("PIC") pursuant to which PIC will act as adviser with respect to the assets of the Portfolio, to become effective upon the closing of the Transaction.


Fund		       For    Against  Abstain

Balanced Fund A,    2,055,138 , 1,914 , 18,819
Growth Fund A,        383,318 ,     - ,      -
Growth Fund I,      4,490,667 , 3,971 ,135,791
Mid Cap Fund A,       566,682 ,   168 ,  1,747
Small Cap Growth I, 6,252,236 ,   951 ,  3,514